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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Sam & Libby, Inc.
                                -----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   795843-10-1
                                   -----------
                                 (CUSIP Number)

                            Stanley B. Hendler, Esq.
             Todtman, Young, Tunick, Nachamie, Hendler & Spizz, P.C.
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 754-9400
                            ------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 30, 1996
                                  -------------
                   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

                                Page 1 of 6 pages
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                                  SCHEDULE 13D

CUSIP No. 795843-10-1                                          Page 2 of 6 Pages
- ----------------------------------------------------
1) NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Braha Industries Inc. - 13-2732973
- --------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                (a)                                       [ ]
                                (b)                                       [ ]

- --------------------------------------------------------------------------------
3) SEC USE ONLY

- --------------------------------------------------------------------------------
4) SOURCE OF FUNDS
         00  (See Item 3)

- --------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]

- --------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

- --------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
                            1,369,260   See Item 5

                        --------------------------------------------------------
NUMBER                  8)  SHARED VOTING POWER
OF                          1,369,260   See Item 5
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY                9)  SOLE DISPOSITIVE POWER
EACH                        1,369,260   See Item 5
REPORTING
PERSON                  --------------------------------------------------------
WITH                    10) SHARED DISPOSITIVE POWER
                            1,369,260   See Item 5

- --------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,369,260   See Item 5

- --------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
    SHARES

- --------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.9 %   See Item 5

- --------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      CO

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ITEM 1. SECURITY AND ISSUER.

    This Statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Sam & Libby, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 58 West 40th Street, New York, NY 10018.

ITEM 2. IDENTITY AND BACKGROUND.

    This Statement is being filed by Braha Industries Inc., a New York corporation (the "Reporting Person" or "Braha"). The Reporting Person's address is 10 West 33rd St., New York, NY 10001. The Reporting Person's principal business is the import of footwear.

    During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On June 26, 1996, the Reporting Person, the Issuer, Lane International Trading, Inc., a California corporation ("Lane"), and La Lano International Trading, Inc., a Taiwan corporation ("La Lano"), entered into a Composition and Conversion Agreement (the "Agreement"). Pursuant to the Agreement, Braha agreed to forgive $897,777.50 of the Issuer's approximate $3,200,000 indebtedness to Braha (the "Debt"), for an approximate aggregate remaining debt of $2,302,222.50. Of the remaining debt aggregating $2,302,222.50, an aggregate of $1,297,777.50, is to be repaid in consecutive monthly installments of $250,000.00, due on or before the first of each month, commencing August 1996 and ending


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November 1996. The balance of  $1,004,445  was converted into  1,339,260  Shares of the Issuer at a conversion of debt purchase price of $.75 per Share (the "Braha Shares"). The Braha Shares were issued on July 30, 1996.

ITEM 4. PURPOSE OF TRANSACTION.

    The Reporting Person acquired the Braha Shares in consideration for a partial forgiveness of indebtedness of the Issuer to the Reporting Person as further described in Item 3 hereof. The Reporting Person has no plans or proposals which would result in the occurrence of the events enumerated in subsections (a) through (g) of Item 4.

    The Reporting Person, intends to review on a continuing basis its investment in the Issuer and may, depending upon its evaluation of the Issuer's business and prospects, as well as other factors, determine to increase, decrease or continue to hold or dispose of its position in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    The Reporting Person beneficially owns 1,369,260 Shares of the Issuer (the "Shares Owned"), constituting 9.9967% of the outstanding Shares of the Issuer. (1) The Reporting Person has sole voting and dispositive power over the Shares Owned. The Shares Owned constitute the Braha Shares and 30,000 Shares owned by The Braha Industries, Inc. Profit Sharing Plan which is administered by all the shareholders of Braha (the "Pension Shares"). Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended, the Reporting Person hereby disclaims beneficial ownership over the Pension Shares.


- --------
(1) Based on 13,741,367 Shares outstanding of the Issuer as indicated to the Reporting Person by the Issuer.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

    On June 26, 1996, the Issuer entered into a Registration Rights Agreement with the Reporting Person and Lane granting each certain registration rights for Shares of the Issuer acquired pursuant to the Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    1. Conversion and Composition Agreement, dated June 26, 1996, among the Issuer, the Reporting Person, Lane and La Lano.

    2. Registration Rights Agreement, dated June 26, 1996, among the Issuer, the Reporting Person and Lane.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1996                            BRAHA INDUSTRIES INC.

                                                 By:   /s/ Ralph Braha
                                                     ________________________
                                                       Ralph Braha, President

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